Pioneer Bancorp Inc.

652 Albany-Shaker Road

Albany NY 12211

February 12, 2021

VIA EDGAR

Mr. Michael Volley

Mr. Amit Pande

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Pioneer Bancorp, Inc. Form 10-Q filed May 14, 2020 Response dated September 29, 2020 File No. 001-38991

Dear Messrs. Volley and Pande:

On behalf of Pioneer Bancorp, Inc., (the “Company”), below please find our response to the comment letter to Mr. Amell, the Chief Executive Officer of the Company, dated November 18, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The numbered paragraph below sets forth the Staff’s comment together with the Company’s response.

March 31, 2020 Form 10-Q

Potentially Fraudulent Activity, page 44

1.	Staffs Comment: Please refer to comment 3. We have reviewed the information provided in your response, and would object to your conclusion that the identified fraud was a nonrecognized subsequent event under ASC Topic 855. In light of this conclusion, please tell us how you considered this determination in measuring your allowance for loan losses as of June 30, 2019 and September 30, 2019.

Response:

On February 12, 2021, the Audit Committee (the “Committee”) of the Board of Directors of the Company, after consultation with management, determined that certain financial statements previously issued by the Company should be restated and no longer relied upon (the “Restatement”).  The following financial statements of the Company are impacted by the Restatement: (a) the audited consolidated financial statements for the fiscal years ended June 30, 2019 and June 30, 2020, as reported in the Company’s Annual Reports on Form 10-K for those years, and (b) the unaudited consolidated financial statements for the periods ended September 30, 2019, December 31, 2019, March 31, 2020, and September 30, 2020, as reported in the Company’s Quarterly Reports on Form 10-Q.

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

February 12, 2021

To reflect the Restatement, the Company will file (a) an amended Annual Report on Form 10-K for the year ended June 30, 2020, containing restated audited consolidated financial statements for the fiscal years ended June 30, 2020 and 2019, as well as selected restated unaudited consolidated financial statement data for the quarterly periods in the fiscal year ended June 30, 2020, and (b) an amended Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020, containing restated unaudited consolidated financial statements for the period, as soon as practicable.  The Company does not intend to separately file amendments to its previously filed Annual Report on Form 10-K for year ended June 30, 2019, and Quarterly Reports on Form 10-Q for the quarters ended September 30, 2019, December 31, 2019, and March 31, 2020.

In addition, the Company will file an Item 4.02(a) Current Report on Form 8-K within the prescribed filing period to report this action by the Audit Committee.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact me at (518) 730-3056 or Sanjay Shirodkar of DLA Piper at (202) 799-4184.

Sincerely /s/ Patrick J. Hughes

Patrick J. Hughes
Executive Vice President and Chief Financial Officer

cc:Thomas L. Amell, President and Chief Executive Officer

Frank C. Sarratori, Executive Vice President, Chief Administrative Officer

Robert Alessi, DLA Piper LLP (US)

Sanjay Shirodkar, DLA Piper LLP (US)